SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b−25

NOTIFICATION OF LATE FILING

| | Form 10−K | | Form 20−F |X| Form 11−K | | Form 10−Q | | Form NSAR | | Form N−CSR

For the period ended: December 31, 2006
| | Transition Report on Form 10−K
| | Transition Report on Form 20−F
| | Transition Report on Form 11−K
| | Transition Report on Form 10−Q
| | Transition Report on Form NSAR
For the transition period ended:_________________

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I−Registrant Information

Full name of Registrant:  The McClatchy Company
Former name if Applicable:__________________________
Address of Principal Executive Office (Street and Number):  2100 Q Street
City, State and Zip Code:   Sacramento, CA 95816

Part II−Rule 12b−25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b−25(b),
the following should be completed. (Check box if appropriate.) |X|
(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi−annual report, transition report of Forms 10−K, 10−KSB, 20−F, 11−K, Form N−SAR or Form N−CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
      or the subject quarterly report or transition report on Form 10−Q, 10−QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b−25(c) has been attached if applicable.

Part III−Narrative

State below in reasonable detail the reasons why Forms 10−K, 20−F, 11−K, 10−Q, 10−QSB, N−SAR, N−CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Plan is required to adopt FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive
Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide
and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) as of December 31, 2006. The Plan has
experienced difficulty in obtaining the required fair value information and supporting details from its service provider for its investments in a Common Collective Trust. The Plan's Independent Registered Public Accounting Firm requires additional time to evaluate the fair value information and the Plan's adoption of the FSP. In addition, the Plan's Independent Registered
Public Accounting Firm requires additional time to complete certain administrative steps related to documenting its independence from the Plan.

Part IV−Other Information

 (1)
Name and telephone number of person to contact in regard to this notification:

(Name)  Karole Morgan−Prager      (Area Code) (Telephone Number) (916) 321−1828

 (2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X| Yes | | No

If the answer is no, identify report(s)

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

| | Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The McClatchy Company
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2007                                                                 By: /s/ Karole Morgan-Prager
Karole Morgan-Prager
Vice President, General Counsel & Corporate Secretary